UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 29)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13(D)-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

SINCLAIR BROADCAST GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

829226-10-9

(CUSIP Number)

J. Duncan Smith

c/o Sinclair Broadcast Group, Inc.

10706 Beaver Dam Road

Hunt Valley, Maryland 21030

(410) 568-1500

with copies to:

Jeffrey B. Grill

Pillsbury Winthrop Shaw Pittman LLP

1200 Seventeenth Street NW

Washington, D.C. 20036-3006

(202) 663-9201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2023

(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) DAVID D. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,273,143
	9	SOLE DISPOSITIVE POWER 9,962,839
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,273,143
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.
(2)

Based on 41,641,285 shares of Class A Common Stock and 23,775,056 shares of Class B Common Stock outstanding as of April 19, 2023, as adjusted for the Group’s transactions in Class A Common Stock and Class B Common Stock prior to April 19, 2023 and reported in this Amendment No. 29.

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) FREDERICK G. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,273,143
	9	SOLE DISPOSITIVE POWER 3,501,565
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,273,143
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.
(2)

Based on 41,641,285 shares of Class A Common Stock and 23,775,056 shares of Class B Common Stock outstanding as of April 19, 2023, as adjusted for the Group’s transactions in Class A Common Stock and Class B Common Stock prior to April 19, 2023 and reported in this Amendment No. 29.

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) J. DUNCAN SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,273,143
	9	SOLE DISPOSITIVE POWER 6,576,538
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,273,143
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.
(2)

Based on 41,641,285 shares of Class A Common Stock and 23,775,056 shares of Class B Common Stock outstanding as of April 19, 2023, as adjusted for the Group’s transactions in Class A Common Stock and Class B Common Stock prior to April 19, 2023 and reported in this Amendment No. 29.

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) ROBERT E. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,273,143
	9	SOLE DISPOSITIVE POWER 6,232,201
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,273,143
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.
(2)

Based on 41,641,285 shares of Class A Common Stock and 23,775,056 shares of Class B Common Stock outstanding as of April 19, 2023, as adjusted for the Group’s transactions in Class A Common Stock and Class B Common Stock prior to April 19, 2023 and reported in this Amendment No. 29.

This Amendment No. 29 (“Amendment No. 29”) amends the Schedule 13D initially filed on July 24, 1996 (together, with all amendments thereto, the “Schedule 13D”) and is filed to report changes in the beneficial ownership of shares by David D. Smith, Frederick G. Smith, J. Duncan Smith, and Robert E. Smith, each of whom is a member of the Group, as defined in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is amended by adding the following:

The Group is filing this Amendment No. 29 to report an increase in the percentage of shares beneficially owned by the Group due to share repurchases by the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a—b) The following table sets forth the aggregate number and percentage of shares of Class A Common Stock and Class B Common Stock owned individually by each member of the Group as of April 19, 2023. Holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time and therefore, each share of Class B Common Stock represents beneficial ownership of one share of Class A Common Stock. Except as noted, each person has sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares set forth below and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. By virtue of the Stockholders’ Agreement dated April 2, 2015, by and among David D. Smith, Frederick G. Smith, J. Duncan Smith, and Robert E. Smith (the “Stockholders’ Agreement”), each member of the Group is required to vote all of his Class A Common Stock and Class B Common Stock in favor of the other members of the Group to cause their election as directors. Each member may be deemed to beneficially own the shares of Common Stock individually owned by the other members. Nevertheless, each member of the group disclaims beneficial ownership of the shares owned by the other members of the group.

	Shares of Class B Common Stock Beneficially Owned		Shares of Class A Common Stock Beneficially Owned			Percent of Total Voting	Percent of Total Voting
Name	Number	Percent (1)	Number		Percent (2)	Power (1)(3)	Power (1)(4)
David D. Smith	6,911,072	29.1%	9,962,839	(5)	20.2%	25.8%	4.6%
Frederick G. Smith	3,000,000	12.6%	3,501,565	(6)	7.8%	10.9%	1.4%
J. Duncan Smith	6,538,740	27.5%	6,576,538	(7)	13.6%	23.4%	3.0%
Robert E. Smith	6,180,104	26.0%	6,232,201	(8)	13.0%	22.1%	2.8%
Reporting Persons as a Group (4 persons)	22,629,916	95.2%	26,273,143		40.4%	82.1%	34.4%

(1)

Based on 41,641,285 shares of Class A Common Stock and 23,775,056 shares of Class B Common Stock outstanding as of April 19, 2023, as adjusted for the Group’s transactions in Class A Common Stock and Class B Common Stock prior to April 19, 2023 and reported in this Amendment No. 29.

(2)

The first four rows of this column set forth the percentage of Class A Common Stock each reporting person would beneficially own if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not. The last row in this column shows the percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.

(3)

Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share except for votes relating to “going private” and certain other transactions. Holders of both classes of Common Stock will vote together as a single class on all matters presented for a vote, except as otherwise may be required by Maryland law, and holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time. This column sets forth the voting power each reporting person has on the matters on which shares of Class B Common Stock have ten votes per share, and the voting power the reporting persons as a group have on such matters.

(4)

The first four rows of this column set forth the voting power each reporting person would have on matters on which the shares of Class B Common Stock have ten votes per share if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not. The last row in this column shows the voting power the reporting persons as a group would have if they all converted their shares of Class B Common Stock into shares of Class A Common Stock.

(5)

Includes 6,911,072 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, including 6,000,000 shares of Class B Common Stock held in several irrevocable trusts established by David D. Smith for the benefit of family members; 338,400 shares of Class A Common Stock held in irrevocable trusts established by David D. Smith; 803,178 shares of Class A Common Stock held in trust for the David D. Smith Family Foundation; 162,553 shares of Class A Common Stock in a limited liability company controlled by David D. Smith; 607,154 shares of Class A Common Stock; 15,507 shares of Class A Common Stock held in the 401(k) Plan; 381,242 shares of restricted Class A Common Stock; and shares of Class A Common Stock related to 743,733 outstanding and exercisable SARs with exercise prices ranging from $15.97 to $27.48 per share. The number of shares of Class A Common Stock that would be issued upon exercise of the SARs is determined by dividing the amount from the difference between the aggregate market value of the shares underlying the SARs and the aggregate exercise price of the SARs by the market share price on the date of exercise. There would have been 96,894 shares of Class A Common Stock issued, assuming that all of the vested, in-the-money, outstanding and exercisable SARs were exercised on April 19, 2023, based on the closing value of a share of Class A Common Stock on April 19, 2023 of $20.86 and the underlying exercise prices of the vested, in-the-money SARs.

(6)

Includes 3,000,000 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock; 300,000 shares of Class A Common Stock held in irrevocable trusts established by Frederick Smith for the benefit of family members; 189,000 shares of Class A Common Stock; and 12,565 shares of Class A Common Stock held in the 401(k) Plan.

(7)

Includes 6,538,740 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, including 1,232,054 shares of Class B Common Stock held in irrevocable trusts established by J. Duncan Smith for the benefit of family members; 22,580 shares of Class A Common Stock held in custodial accounts established by J. Duncan Smith for the benefit of family members, of which he is the custodian; 185 shares of Class A Common Stock; and 15,033 shares of Class A Common Stock held in the 401(k) Plan.

(8)

Includes 6,180,104 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, including 121,750 shares of Class B Common Stock held in a trust established by Robert E. Smith for the benefit of family members; 47,270 shares of Class A Common Stock; 4,000 shares of Class A Common Stock in a jointly held account with immediate family members; and 827 shares of Class A Common Stock held in the 401(k) Plan.

(c) The following table sets forth information regarding transactions in shares by each member of the Group in the past 60 days, although none of these transactions resulted in a change in beneficial ownership.

Date	Type of Transaction Description		Number of Shares
Transactions by David D. Smith:
2/27/2023	Acquisition	Substitution of Class B Common Stock from trusts in exchange for assets of equal value		6,000,000
2/27/2023	Disposition	Gift of Class B Common Stock to trusts		6,000,000
3/2/2023	Acquisition	Grant of restricted Class A Common Stock		134,221
3/2/2023	Disposition	Payment of tax liability upon vesting of restricted Class A Common Stock using portion of Class A Common Stock	64,830 at $	15.97
3/2/2023	Acquisition	Grant of vested Stock Appreciation Rights		413,337
Transactions by Frederick G. Smith:
2/24/2023	Acquisition	Substitution of Class A Common Stock from trusts in exchange for assets of equal value		300,000
2/27/2023	Disposition	Gift of Class A Common Stock to trusts		300,000
Transactions by J. Duncan Smith:
2/23/2023	Acquisition	Substitution of Class B Common Stock from trusts in exchange for assets of equal value		1,094,900
2/23/2023	Disposition	Gift of Class B Common Stock to trusts		1,094,900
Transactions by Robert E. Smith:
2/23/2023	Acquisition	Distribution of Class B Common Stock from trusts		9,750

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

(1) Joint Filing Agreement.

(2) Stockholders’ Agreement dated April 2, 2015 by and among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (Incorporated by reference from the Issuer’s Current Report on Form 8-K filed on April 6, 2015).

[SIGNATURES APPEAR ON FOLLOWING PAGE]

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this amendment is true, complete and correct.

Dated: April 25, 2023

/s/ David D. Smith
David D. Smith

/s/ Frederick G. Smith
Frederick G. Smith

/s/ J. Duncan Smith
J. Duncan Smith

/s/ Robert E. Smith
Robert E. Smith